Exhibit 1

For Immediate Release

SUPERCOM Reports Record Profit for 4Q and FY 2012 Financial Results

Net Income increased to $4.8m; GP margins increased to 82%; Operating Margin increased to 22.4%

Herzliya, Israel, March 18, 2013 – SuperCom Ltd (OTC: SPCBF), a leading provider of e-ID, Security, HealthCare, Homecare, and Electronic Monitoring Solutions, today announced its results for the fourth quarter and FY 2011 ended December 31, 2012.

Financial Highlights for the FY 2012 vs. FY 2011

•	Revenues increased 13% to $8.94 million, compared to $7.92 million;

•	Gross Profit increased 59% to $7.3 million, compared to $4.6 million;

•	Gross Profit Margin increased to 82%, compared to 58%;

•	Operating expenses increased 14% to $5.3 million, compared to $4.6 million;

•	Operating income increased substantially to $2 million, compared to $54 thousand;

•	Net Income increased by over 4 times, to $4.8 million, compared to $1 million;

Financial Highlights for the 4Q 2012 vs.  4Q 2011

•	Revenues increased 65% to $3.2 million, compared to $1.9 million;

•	Gross Profit increased 280% to $3.2 million, compared to $1.1 million;

•	Operating expenses increased 36% to $2.6 million, compared to $1.9 million;

•	Operating income increased to $580 thousand, compared to a loss of $727 thousand;

•	Net Income increased 55% to $1.55 million, compared to $1 million;

“We are very pleased with our performance in 2012, which was a fantastic turnaround year for us, our growth in revenue, our strong and steady profitability approaching 23% Operating Margin with operating income of $2.0 million , was a key milestone for SuperCom.” commented Arie Trabelsi, CEO of SuperCom. “We are optimistic with our ability to continually build on this progress within four of the most dynamic industries in the world, as we focus on delivering value for our customers, employees and shareholders.”

“In comparison to last year, we successfully expanded our gross profit margin and significantly reduced our operating expenses by implementing our restructuring plan,” Mr. Trabelsi added. “These efforts positions us well to complete our process to increase our financial strength, putting us on the right path to achieve our business goals in becoming a key global player in the rapidly growing national e-ID, Electronic Monitoring for law enforcement, homecare, and healthcare arena."

 Operational Highlights for 2012

•
The Company has broadened its activities. It is now providing solutions for the national electronic-ID market, electronic monitoring for law enforcement, and homecare and healthcare markets, using its proprietary RFID and Mobile technology platform;

•
Increased activities in the national electronic-ID market, while populating the e-ID division with outstanding e-ID, System Architects, Sales & Marketing Experts – putting together hundreds of man-years of national ID and e-ID experience into one superior e-ID Team;

•
Expanded its activities into the Community Electronics Monitoring market, creating an AM Team with outstanding and experienced executives in Law Enforcement AM, System Architecture, Mobile, Software and Sales & Marketing;

•	Expanded the Company’s R&D capabilities with world-class R&D experts in the area of Digital, RF, Mobile, Embedded, GUI, and Web – developing the cutting edge products and technologies;

•	Enriched and expanded the capabilities of the company’s PureRF™ Suite- an RFID and Mobile hardware-software hybrid tracking and monitoring platform;

“I am proud to launch the new Supercom, our new streamlined and focused structure allows us to better target lucrative and growing vertical markets", Mr. Trabelsi added. "We have also brought on board many new and highly experienced executives and market experts to support our broadening activity. Supercom today is in the strongest position it has ever been, and we look forward to continuing to unleash our potential in 2013. ”

Conference Call

The Company will host a conference call today at 11:00 am EDT. To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 668 9141	at 11:00 am Eastern Time
Israel:	03 918 0685	at 5:00 pm Israel Time
International:	+972 3 918 0685

A replay will be available on the Company’s website on the day following the call.

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional & digital identity solutions, providing advanced safety, identification and security products and solutions, to Governments, private and public organizations throughout the world.  SuperCom has been inspiring governments and national agencies, to design and issue secured Multi-ID documents and robust digital identity solutions to its citizen and visitors, using SuperCom e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services.  SuperCom features a unique all-in-one field-proven RFID & mobile technology and products, accompanied with advanced complementary services for the healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, building and access automation and more.

SuperCom’s website is http://www.supercom.com

Corporate relations Contacts:
Taly Gudovich
Corporate Relations, SuperCom Ltd.
Tel: +972 9 889 0850
taly@supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green CCG Investor Relations Tel: 1 646 201 9246 supercom@ccgisrael.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

** Financial Tables to Follow **

SUPERCOM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2012

	Dec-31	Dec-31
	2012	2011
	Audited	Audited
	U.S. dollars in thousands (except per share data)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	225	215
Trade receivables, net	1,598	1,542
Deferred tax short	516	-
Other accounts receivable and prepaid expenses	311	105
Inventories, net	280	269
Total current assets	2,930	2,131

SEVERANCE PAY FUND	203	228

Deferred tax long	517	0

PROPERTY AND EQUIPMENT, NET	93	96

Total assets	3,743	2,455

SUPERCOM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2012

	Dec-31	Dec-31
	2012	2011
	Audited	Audited
	U.S. dollars in thousands (except per share data)
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	101	112
Trade payables	1,780	2,439
Employees and payroll accruals	138	139
Accrued expenses and other liabilities	777	2,164
Convertible bonds	-	2,519
Short-term loan and others	-	456
Total current liabilities	2,796	7,829

LONG-TERM LIABILITIES:
Accrued severance pay	236	227
Total long-term liabilities	236	227

SHAREHOLDERS' EQUITY:
Ordinary shares	574	192
Additional paid-in capital	43,518	41,713
Amount of liability extinguished on account of shares	127	819
Accumulated deficit	(43,508)	(48,325)
Total shareholders' equity (deficit)	711	(5,601)

Total liabilities and shareholders' equity	3,743	2,455

	Year ended December 31,
	2012	2011	2010

Revenues	$8,940	$7,922	$7,389
Cost of revenues	1,619	3,306	2,057
Gross profit	7,321	4,616	5,332

Operating expenses:
Research and development	313	462	386
Selling and marketing	3,060	3,505	4,405
General and administrative	857	732	1,985
Other (income) expenses	1,085	(137)	(396)
Total operating expenses	5,315	4,562	6,380

Operating (loss) income	2,006	54	(1,048)
Financial (expenses) income, net	1,805	990	(678)

Income (loss) before income tax	3,811	1,044	(1,726)
Income tax	1,006	(25)	(50)

Net income (loss) from continuing operations	4,817	1,019	(1,776)
Loss from discontinued operations	-	-	(189)

Net income (loss)	$4,817	$1,019	$(1,965)

Earnings (loss) per share from continuing operations:
Basic	$0.18	$0.11	$(0.29)
Diluted	$0.13	$0.09	$(0.29)

Loss per share from discontinued operations basic and diluted:	-	-	$(0.03)

Net earnings (loss) per share:
Basic	$0.18	$0.11	$(0.32)
Diluted	$0.13	$0.09	$(0.32)

Weighted average number of ordinary shares used in computing basic earnings (loss) per share	27,475,448	9,126,327	6,177,862

Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	34,664,459	11,710,254	6,177,862

SUPERCOM LTD
CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
FOR THE YEAR
PERIOD ENDED DECEMBER 31, 2012

	3 months ended		3 months ended
	Dec-31		Sep-30
	2012	2011	2012	2011
	Audited		Unudited
	U.S. dollars in thousands, except share data

REVENUES	3,214	1,942	1,786	1,942
COST OF REVENUES	(2)	800	489	735

GROSS PROFIT	3,216	1,142	1,297	1,207

OPERATING EXPENSES:
Research and development	98	90	73	92
Selling and marketing	1,073	884	523	907
General and administrative	193	111	173	170
Other (income) expense	1,272	784	-	-
Total operating expenses	2,636	1,869	769	1,169

OPERATING (LOSS) INCOME	580	(727)	528	38

FINANCIAL (EXPENSES) INCOME , NET	(54)	1,734	(13)	(259)

INCOME BEFORE INCOME TAX	526	1,007	515	(221)

INCOME TAX	1,024	(2)	(5)	(9)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,550	1,005	510	(230)
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-

NET INCOME (LOSS) FOR THE PERIOD	1,550	1,005	510	(230)

NET INCOME (LOSS) PER SHARE:
Basic	0.04	0.08	0.02	(0.02)
Diluted	0.04	0.07	0.02	(0.02)

Weighted average number of ordinary shares used in computing basic income (loss) per share	35,932,478	12,027,005	22,265,685	9,807,753

Weighted average number of ordinary shares used in computing diluted income (loss) per share	40,703,682	15,300,482	26,299,289	9,807,753